 Exhibit 3.1

Amendment to By-Laws

Section 3.2 of the By-Laws is hereby amended and restated as follows:
Section 3.2 Number, Tenure and Qualifications. The number of directors shall be within a range of three to seven, as designated from time to time by the board of directors, and such number may be fixed or changed from time to time by the board of directors or the shareholders without further amendment to these By-laws; provided that no such change shall have the effect of removing a sitting director. Each director shall be elected to hold office until the next annual meeting of stockholders or until his successor shall have been elected and qualified. The Chairman of the Board shall be elected by and from the membership of the board of directors and shall preside at all meetings of the stockholders and of the board of directors (and of any executive committee thereof), and shall perform such other duties as from time to time shall be prescribed by the board of directors.
Adopted March 15, 2017